UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TIGER RENEWABLE ENERGY LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88680C 105

(CUSIP Number)

LARA MAC INC.
10 Main Street
Keyport, NJ 07735
(908) 675-6360

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 4, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88680C 105

(1) Names of reporting persons.

Lara Mac Inc.

(2) Check the appropriate box if a member of a group (see instructions)

(a) ☐       (b) ☐

(3) SEC use only.

 (4) Source of funds (see instructions).

Not Applicable

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)or 2(e). ☐

(6) Citizenship or place of organization.

New Jersey

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 5,000,000

(8) Shared voting power: N/A

(9) Sole dispositive power: 5,000,000

(10) Shared dispositive power: N/A

(11) Aggregate amount beneficially owned by each reporting person.

5,000,000

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐

(13) Percent of class represented by amount in Row (11).

25.6%

(14) Type of reporting person (see instructions).

CO

* Calculated on the basis of 19,553,375 issued and outstanding shares of the Company as of June 4, 2009 reported on a Current Report on Form 8-K filed by the Company with the Commission on June 5, 2009.

(1) Names of reporting persons.

Mitchell Brown

(2) Check the appropriate box if a member of a group (see instructions)

(a) ☐              (b) ☐

(3) SEC use only.

(4) Source of funds (see instructions).

N/A

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐

(6) Citizenship or place of organization.

United States

(7) Sole voting power: 5,000,000

(8) Shared voting power: N/A

(9) Sole dispositive power: 5,000,000

(10) Shared dispositive power: N/A

(11) Aggregate amount beneficially owned by each reporting person.

5,000,000

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐

(13) Percent of class represented by amount in Row (11).

5,000,000

(14) Type of reporting person (see instructions).

IN

* Calculated on the basis of 19,553,375 issued and outstanding shares of the Company as of June 4, 2009 reported on a Current Report on Form 8-K filed by the Company with the Commission on June 5, 2009.

Item 1. Security and Issuer.

Tiger Renewable Energy Ltd. (the "Company") is located at 10 Main Street, Keyport NJ, 07735. This Schedule 13D relates to a transaction on June 4, 2009, in which Gallant Energy. International Inc. ("Gallant") and Lara Mac Inc. (“Lara Mac”) entered into an Affiliate Stock Purchase Agreement (the “Stock Purchase Agreement”).  Pursuant to the Stock Purchase Agreement, Gallant has sold all of its 5,000,000 shares of the Company’s common stock to Lara Mac.  As of the date hereof, Lara Mac now owns 25.6% of the Company’s 19,553,375 issued and outstanding shares.

Item 2. Identity and Background.

(a) The names of the Reporting Persons are (i) Lara Mac, a corporation organized in the State of New Jersey; and (ii) Mr. Mitchell Brown, the Chief Executive Officer of Lara Mac. In his capacity as the Chief Executive Officer of Lara Mac, Mr. Brown is deemed to be a beneficial owner of the securities of the Company owned by Lara Mac in respect of his power of voting and disposition over the Company common stock sold by Lara Mac.

(b) Business Address:

Lara Mac Inc.: 10 Main Street, Keyport, NJ 07735

Mr. Mitchell Brown:  10 Main Street, Keyport, NJ 07735

(c) Principal Occupation:

Lara Mac Inc. is a private investment company.

Mr. Brown is an entrepreneur and businessman.  Mr. Brown was appointed Chief Executive Officer of the Company on June 4, 2009.  From 2004 through 2007, Mr. Brown served as the President of Discount Direct, a marketing company which served various cell phone providers.  From 2007 through the date hereof, Mr. Brown has served as the Chairman and Chief Executive Officer of Cono Italiano Inc., a company which has acquired the North American rights to sell certain food products.  Mr. Brown has also been appointed to fill a vacancy on the Company’s Board of Directors and such service as director shall commence and be effective upon the lapse of ten (10) days after the filing of the Schedule 14f-1 as disseminated to the Company’s shareholders on June 9, 2009.

(d) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been convicted in a criminal proceedings (excluding traffic violations or similar minor violations).

(e) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Jurisdiction of Organization:

Lara Mac Inc.: State of New Jersey

Mitchell Brown: United States Citizen

Item 3. Source and Amount of Funds or Other Consideration.

On June 4, 2009, Gallant Energy International Inc. ("Gallant") and Lara Mac Inc. (“Lara Mac”) entered into an Affiliate Stock Purchase Agreement (the “Stock Purchase Agreement”).  Pursuant to the Stock Purchase Agreement, Gallant has sold all of its 5,000,000 shares of the Company’s common stock to Lara Mac.  As of the date hereof, Lara Mac now owns 25.6% of the Company’s 19,553,375 issued and outstanding shares.

The compensation which Gallant received from Lara Mac consisted of Lara Mac’s agreement to assure the payment of certain obligations of the Company in the amount of $162,139.05 which shall be paid by the Company in due course.

Item 4. Purpose of Transaction.

The Gallant transaction with Lara Mac has resulted in a change in control of the largest voting block of the Company effective as of June 4, 2009.  The compensation which Gallant received from Lara Mac consisted of Lara Mac’s agreement to assure the payment of certain obligations of the Company in the amount of $162,139.05 which shall be paid by the Company in due course.  The Company is not a party to the Stock Purchase Agreement.  The address of Lara Mac is 10 Main St., Keyport, NJ 07735.

Pursuant to the Stock Purchase Agreement, and in accordance with the Company’s by-laws and applicable laws of the State of Nevada, which is the corporate domicile of the Company, on June 4, 2009 the Board appointed the following individuals to fill five vacancies on the Board, to be effective ten (10) days after the date of the filling of a Schedule 14f-1 and disseminated to the Company’s shareholders: Mitchell Brown, Alex J. Kaminski, Joseph Masselli, Steve Savage and Scott Smith.  Each of Mr. Clarke and Mr. Pellerin will resign from the Company’s Board of Directors effective ten (10) days after the date of the filling of a Schedule 14f-1 and disseminated to the Company’s shareholders.

In addition, pursuant to the Stock Purchase Agreement, Robert Clarke has resigned as the Company’s Chief Executive Officer and President, effective as of June 4, 2009.  On June 4, 2009, the Board appointed the following individuals to serve as officers of the Company: (i) Mitchell Brown, Chief Executive Officer; (ii) Alex J. Kaminski, Treasurer of the Company; (iii) Joseph Masselli, President and Chief Operating Officer of the Company; and (iv) Steve Savage, Assistant Secretary of the Company until the resignation of Mr. Claude Pellerin, whereupon Mr. Savage shall become the Secretary of the Company.  Following the filing of the Company’s Form 10-Q with respect to the quarter-ended April 30, 2009, Mr. Michel St-Pierre will resign and Mr. Alex J. Kaminski will become Chief Financial Officer in addition to his position as Treasurer of the Company.

Except as otherwise set forth above, no Reporting Person has any present plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Name	Shares Beneficially Owned	Percentage

Lara Mac Inc.	5,000,000	25.6%
Mitchell Brown**	5,000,000	25.6%

(b) Name	Shares

Lara Mac Inc.	5,000,000
Mitchell Brown	5,000,000

* Calculated on the basis of 19,553,375 issued and outstanding shares of the Company as of June 4, 2009 reported on a Current Report on Form 8-K filed by the Company with the Commission on June 5, 2009.

** Mr. Brown is listed here in his capacity as the Chief Executive Officer of Lara Mac, in respect of his power of voting and disposition over the Company's common stock sold by Lara Mac.

(c) This Schedule 13D relates to a transaction on June 4, 2009, in which Gallant Energy International Inc. ("Gallant") and Lara Mac Inc. (“Lara Mac”) entered  into an Affiliate Stock Purchase Agreement (the “Stock Purchase Agreement”).  Pursuant to the Stock Purchase Agreement, Gallant has sold all of its 5,000,000 shares of the Company’s common stock to Lara Mac.  As of the date hereof, Lara Mac now owns 25.6% of the Company’s 19,553,375 issued and outstanding shares.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have no contracts or understandings regarding the securities except those in connection with the execution of the Stock Purchase Agreement (as defined in Item 4, above).

Item 7. Material to be Filed as Exhibits.

Exhibit 9.1	Affiliate Stock Purchase Agreement, dated as of June 4, 2009, by and between Gallant Energy International Inc. and Lara Mac Inc.

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2009

Lara Mac Inc.

By:	/s/ Mitchell Brown
	Name:	Mitchell Brown
	Title:	Chief Executive Officer

Mitchell Brown, individually:

/s/ Mitchell Brown